FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                    Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 8 December 2004	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 - 30 November 2004

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through Cazenove & Co. Ltd. (2 November 2004)	Mr W S Shanahan informs the Company of his beneficial interests. (16 November 2004)
Announcement Mr N C Rose informs the Company of his beneficial interests (4 November 2004)	Announcement Company purchases its own securities through Cazenove & Co. Ltd. (16 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd. (4 November 2004)	Announcement Company purchases its own securities through Cazenove & Co. Ltd. (17 November 2004)
Announcement Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (5 November 2004)	Announcement Company purchases its own securities through Cazenove & Co. Ltd. (18 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd. (5 November 2004)	Announcement Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (19 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd. (8 November 2004)	Announcement Company announces agreement to acquire Ursus Vodka Holding N.V. (19 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd. (9 November 2004)	Announcement Company purchases its own securities through Cazenove & Co. Ltd (19 November 2004)
Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. Lord Blyth and Mr N C Rose informs the Company of their beneficial interests
(10 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd (23 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd. (10 November 2004)	Announcement Company purchases its own securities through Cazenove & Co. Ltd (24 November 2004)

Announcement Company, acting as general partner of Grand Metropolitan Delaware, L.P., announces call for redemption of Preferred Securities (11 November 2004)	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. Mr P S Walsh informs the Company of his beneficial interests
(26 November 2004)
Announcement Company announces call for redemption of Preferred Securities (11 November 2004) Announcement Company purchases its own securities through Cazenove & Co. Ltd. (11 November 2004)	Announcement
Company purchases its own securities through Cazenove & Co. Ltd.
(26 November 2004)
Announcement
Diageo Capital plc announces call for redemption of 4.80%, 5.20% and 4.90% Diageo Notes.
(29 November 2004)
Announcement Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (12 November 2004)	Announcement Company purchases its own securities through Cazenove & Co. Ltd. (29 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd. (12 November 2004)	Announcement Company purchases its own securities through Cazenove & Co. Ltd. (30 November 2004)
Announcement Company purchases its own securities through Cazenove & Co. Ltd. (15 November 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 02-Nov-04
Number	7776E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,150,000 ordinary shares at a price of 736.2506 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 13,650,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,035,719,880.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:14 04-Nov-04
Number	PRNUK-0411

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 4 November 2004 for the purposes of Section 329 of the Companies Act 1985 that the director named below was granted on 4 November 2004 options to subscribe for ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) each under the Company’s Sharesave Scheme:-

Name of Director	No of Ordinary Shares	Dates Option Exercisable Between
N C Rose	2,914	1 December 2009 — 31 May 2010

Each option has been granted at a price of £5.67 per Ordinary Share.

As a result of the above, N C Rose’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) is 176,795 Ordinary Shares.

4 November 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 04-Nov-04
Number	8873E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd

750,000 ordinary shares at a price of 736.9931 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 14,400,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,049,369,880.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	11:46 05-Nov-04
Number	PRNUK-0511

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 5 November 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 655 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 1,967 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold between 29 October 2004 and 3 November 2004 at prices per Ordinary Share of between £7.3203 and £ 7.4053 by the Trustee.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
29.10.04	90	£7.3253
01.11.04	185	£7.3203
02.11.04	59	£7.356
02.11.04	38	£7.375
02.11.04	191	£7.3605
03.11.04	92	£7.4053

Date of
Transaction	No of Ordinary Shares Transferred
02.11.04	1,967

The total holding of the Trust now amounts to 4,565,364 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

5 November 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:34 05-Nov-04
Number	9388E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 500,000 ordinary shares at a price of 745.4449 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 14,900,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,049,379,057.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 08-Nov-04
Number	9959E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 400,000 ordinary shares at a price of 745.12 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 15,300,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,034,103,151.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:11 09-Nov-04
Number	0528F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 500,000 ordinary shares at a price of 749.4535 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 15,800,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,033,603,151.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:19 10-Nov-04
Number	PRNUK-1011

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

1. It received notification on 10 November 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

2. (i) the Trustee purchased 43,277 Ordinary Shares in respect of participants in the Plan on 10 November 2004 at a price of £7.485 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) the following directors of the Company were allocated Ordinary Shares on 10 November 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	25
P S Walsh	25

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.485.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 November 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 4,608,641 Ordinary Shares.

3. It received notification on 10 November 2004 from Lord Blyth that he has purchased 979 Ordinary Shares on 10 November 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

4. The Ordinary Shares were purchased at a price per share of £7.485.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 100,104.

5. It received notification on 10 November 2004 from Mr N C Rose, a director, that:

(i) on 10 November 2004 he exercised options granted under the Company’s Senior Executive Share Option Scheme, over 11,069 Ordinary Shares granted on 13 June 1995 at a price per share of £4.02 and 136,548 Ordinary Shares granted on 20 December 1999 at a price per share of £5.18; and

(ii) he sold 145,245 Ordinary Shares at a price per share of £7.50 and his wife sold 2,372 Ordinary Shares at a price of £7.50 per share.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	176,820
P S Walsh	672,503

10 November 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 10-Nov-04
Number	0988F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 450,000 ordinary shares at a price of 749.4962 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 16,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,033,197,655.

END

Company	Diageo PLC
TIDM	DGE
Headline	Statement re redemption of Preferred Securities
Released	16:00 11-Nov-04
Number	PRNUK-1111

TO:	Regulatory Information Service

PR Newswire

Diageo plc, acting in its capacity as general partner of Grand Metropolitan Delaware, L.P. (the ‘Partnership’), announces that the Partnership has called all of its 9.42% Cumulative Guaranteed Preferred Securities, Series A (NYSE: GRM PrA; Cusip: 386087 209) for redemption on 16 November 2004. The Preferred Securities will be redeemed at $25.00 per Preferred Security together with accumulated and unpaid dividends to the date of redemption. Pursuant to the terms of the Preferred Securities, the funds for redemption will be deposited with the Depositary Trust Company. The Preferred Securities are listed on the New York Stock Exchange.

11 November 2004

Company	Diageo PLC
TIDM	DGE

Headline	Redemption of Securities
Released	16:58 11-Nov-04
Number	1444F

For Immediate Release 11 November 2004

GRAND METROPOLITAN DELAWARE, L.P.
REDEMPTION OF PREFERRED SECURITIES

Grand Metropolitan Delaware, L.P. has called all of its 9.42% Cumulative Guaranteed Preferred Securities, Series A (NYSE: GRM PrA; Cusip: 386087 209) for redemption on 16 November 2004. The Preferred Securities will be redeemed at $25.00 per Preferred Security together with accumulated and unpaid dividends to the date of redemption. Pursuant to the terms of the Preferred Securities, the funds for redemption will be deposited with the Depositary Trust Company.

-ends-

For Information Contact:

Catherine James Investor Relations +44 (0) 20 7927 5272
Kelly Padgett Investor Relations +1 202 715 1110
IsabelleThomas Media Relations + 44 (0) 20 7927 5967

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 11-Nov-04
Number	1487F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 450,000 ordinary shares at a price of 749.5906 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 16,700,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,032,758,724.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:03 12-Nov-04
Number	PRNUK-1211

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 12 November 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 387 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 13,379 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 8 November 2004 at a price per Ordinary Share of £7.4553 by the Trustee.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
08.11.04	387	£7.4553

Date of
Transaction	No of Ordinary Shares Transferred
08.11.04	7,085
09.11.04	6,294

The total holding of the Trust now amounts to 4,594,875 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

12 November 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:01 12-Nov-04
Number	2029F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 650,000 ordinary shares at a price of 747.2122 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 17,350,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,032,108,724.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 15-Nov-04
Number	2533F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 700,000 ordinary shares at a price of 749.1654 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 18,050,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,031,408,724.

END

Company	Diageo PLC

TIDM	DGE
Headline	Director Shareholding
Released	13:13 16-Nov-04
Number	PRNUK-1611

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’), announces that Mr W S Shanahan, a non-executive director, notified the Company today that on 16 November 2004 he ceased to hold a beneficial interest in 850 9.42% Cumulative Preferred Securities, Series A (‘Preferred Securities’) of Grand Metropolitan Delaware, L.P (the ‘Partnership’)., a subsidiary of the Company. The Preferred Securities were redeemed by the Partnership on 16 November 2004 at a price of $25.00 per Preferred Security together with accumulated and unpaid dividends to the date of redemption.

Mr Shanahan’s beneficial interest in American Depositary Shares in the Company (‘ADS’) is 4,147. One ADS is the equivalent of four ordinary shares of 28- 101/108 pence in the Company.

16 November 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 16-Nov-04
Number	3091F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 500,000 ordinary shares at a price of 751.0817 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 18,550,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,030,917,715.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 17-Nov-04
Number	3602F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 550,000 ordinary shares at a price of 747.3545 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 19,100,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,030,374,581.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 18-Nov-04
Number	4127F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 700,000 ordinary shares at a price of 747.9888 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 19,800,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,029,680,581.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:25 19-Nov-04
Number	PRNUK-1911

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 19 November 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,510 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan on 17 November 2004 and transferred 21,422 Ordinary Shares to participants leaving the Plan on 17 November 2004. The Ordinary Shares were sold at a price per Ordinary Share of £7.4807 by the Trustee.

The total holding of the Trust now amounts to 4,571,943 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

19 November 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Acquisition
Released	15:12 19-Nov-04
Number	4497F

19 November 2004

DIAGEO ANNOUNCES AGREEMENT TO ACQUIRE URSUS VODKA HOLDING N.V.

Diageo plc today announces that it has reached an agreement to acquire Ursus Vodka Holding N.V., the owner of the Ursus vodka and Ursus Roter brands. The agreement is conditional on anti-trust clearances including clearance in Greece, the largest volume market for the Ursus vodka and Ursus Roter brands.

Diageo’s total cash investment will be approximately €145 million in respect of the acquisition of the brands and the termination of certain existing production and distribution agreements related to the acquired brands. The acquisition is expected to deliver a return in excess of Diageo’s weighted average cost of capital of 9% for investment projects in the first full year of ownership.

Commenting on the acquisition, Andrew Morgan President Diageo Europe said, ‘The acquisition of the Ursus vodka and Ursus Roter brands adds in excess of 400k cases to our business in Europe and we expect it to enhance the growth profile of Diageo’s business in Greece. Additionally, Ursus Roter as a mid proof flavoured spirit offers opportunities for growth in the rest of Europe.’

-ENDS-

Investor queries
Michael Mulhall +44 (0) 207 927 4471
Kelly Padgett +01 202 715 1110

Media queries
Isabelle Thomas +44 (0) 20 7927 5967

Notes to Editor
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:33 19-Nov-04
Number	4569F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,500,000 ordinary shares at a price of 739.2197 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 21,300,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,028,182,789.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	16:59 23-Nov-04
Number	5674F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 736.7669 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 22,300,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,027,201,069.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 24-Nov-04
Number	6192F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 750,000 ordinary shares at a price of 737.52 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 23,050,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,026,451,069.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:30 26-Nov-04
Number	PRNUK-2611

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

1) it received notification on 26 November 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 34 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 24 November 2004 at a price per Ordinary Share of £7.41 by the Trustee.

The total holding of the Trust now amounts to 4,571,909 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

2) it received notification on 25 November 2004 that on that day Mr PS Walsh, a director, sold 35,000 Ordinary Shares at a price per Ordinary Share of £7.42.

As a result of this transaction, Mr Walsh’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of the Grand Metropolitan No. 2 Employee Share Trust and the Diageo Employee Benefit Trust) is 637,503.

26 November 2004

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 26-Nov-04
Number	7278F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 700,000 ordinary shares at a price of 743.5667 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 23,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,025,751,069.

END

Company	Diageo PLC
TIDM	DGE
Headline	Redemption of Diageo Notes
Released	15:44 29-Nov-04
Number	7761F

Re-release of RNS 7601F 12:22GMT today to facilitate onward transmission

29 November 2004

DIAGEO CAPITAL PLC
REDEMPTION OF DIAGEO NOTES

Diageo Capital plc has called all of its 4.80% Diageo Notes due December 3, 2012 (CUSIP: 25243FAX8), its 5.20% Diageo Notes due December 12, 2012 (CUSIP: 25243FAY6) and its 4.90% Diageo Notes due December 18, 2012 (CUSIP: 25243FAZ3) for redemption on December 15, 2004. The Notes will be redeemed for 100% of their unpaid principal amount together with unpaid interest accrued on such principal amount to the date of redemption. Pursuant to the terms of the Notes, the funds for redemption will be deposited with Citibank, N.A. in its capacity as Paying Agent for the Notes.

-ends-

Notes to Editor:

Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

     For further information contact:

Mike Mulhall Investor Relations +44 (0) 20 7927 4471 investor.rel@diageo.com
Kelly Padgett Investor Relations +1 202 715 1110 investor.rel@diageo.com
Isabelle Thomas Media Relations +44 (0) 20 7927 5967 Media@diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 29-Nov-04
Number	7835F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 700,000 ordinary shares at a price of 747.4131 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 24,450,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,025,051,069.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:30 30-Nov-04
Number	8381F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,500,000 ordinary shares at a price of 734.7461 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 25,950,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,023,551,069.

END